JOHN HANCOCK CAPITAL SERIES

AMENDMENT TO SUB-INVESTMENT MANAGEMENT CONTRACT

Pzena Investment Management, LLC

AMENDMENT made as of this 17th day of May, 2013 to the Sub-Investment Management Contract dated November 8, 2002, as amended (the “Agreement”), among John Hancock Advisers, LLC, a Delaware limited liability company (the “Adviser”), Pzena Investment Management, LLC, a Delaware limited liability company (the “Sub-Adviser”), and John Hancock Capital Series, on behalf of John Hancock Classic Value Fund. In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Sub-Section 1.(i)[1] is amended and restated as follows:

1.     (i) select brokers, dealers, futures commission merchants and other counterparties to effect all transactions for the Fund, including without limitation, with respect to transactions in securities, derivatives, foreign currency exchange, commodities and/or any other investments.  The Sub-Adviser will place all orders with brokers, dealers, counterparties or issuers, and will negotiate brokerage commissions, spreads and other financial and non-financial terms, as applicable.  The Sub-Adviser will always seek the best possible price and execution in the circumstances in all transactions.  Subject to the foregoing, the Sub-Adviser is directed at all times to seek to execute transactions for the Fund in accordance with its trading policies, as disclosed by the Sub-Adviser to the Fund from time to time, but in all cases subject to policies and practices established by the Fund and described in the Trust’s registration statement.  Notwithstanding the foregoing, the Sub-Adviser may pay a broker-dealer that provides research and brokerage services a higher spread or commission for a particular transaction than otherwise might have been charged by another broker-dealer to the extent permitted by Section 28(e) of the Securities Exchange Act of 1934 and by the Trust’s registration statement, if the Sub-Adviser determines that the higher spread or commission is reasonable in relation to the value of the brokerage and research services that such broker-dealer provides, viewed in terms of either the particular transaction or the Sub-Adviser’s overall responsibilities with respect to accounts managed by the Sub-Adviser. The Sub-Adviser may use for the benefit of the Sub-Adviser’s other clients, or make available to companies affiliated with the Sub-Adviser or to its directors for the benefit of its clients, any such brokerage and research services that the Sub-Adviser obtains from brokers or dealers.

2.	Effective Date

This Amendment shall become effective upon the later to occur of: (i) approval of the Amendment by the Board of Trustees of John Hancock Capital Series, and (ii) execution of the Amendment.

3.	Miscellaneous

Except as set forth herein, all provisions of the Agreement shall remain in full force and effect. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same Amendment.

1 All sub-sections of paragraph 1, Investment Services, are preceded by the phrase: “The Sub-Adviser will, at its own expense:”. This introductory phrase is not affected by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK CAPITAL SERIES
on behalf of John Hancock Classic Value Fund

By:	/s/ Hugh McHaffie
Name: Hugh McHaffie
Title: President

JOHN HANCOCK ADVISERS, LLC

By:	/s/ Leo Zerilli
Name: Leo Zerilli
Title: Senior Vice President and Chief Investment Officer

PZENA INVESTMENT MANAGEMENT, LLC

By:	/s/ Richard S. Pzena
Name: Richard S. Pzena
Title: Chief Executive Officer and Managing Principal